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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	BRE Properties, Inc. Definitive Proxy Statement on Schedule 14A Filed March 16, 2007 File No. 1-14306

On behalf of BRE Properties, Inc. (the “Company”), we confirm receipt of the letter dated August 21, 2007 (the “Letter”) from the staff of the Securities and Exchange Commission with respect to the Company’s 2006 Definitive Proxy Statement on Schedule 14A. As we discussed, because the next regularly scheduled meeting of the Company’s Compensation Committee will take place on October 24, 2007, the Company respectfully requests a postponement of its response to the Letter until October 26, 2007.

If you would like to discuss further, please feel free to call me at (415) 395-8131. Thank you again.

Very truly yours,

/s/ Laura L. Gabriel
Laura L. Gabriel of LATHAM & WATKINS LLP